[Dewey & LeBoeuf LLP Letterhead]

March 11, 2010

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions

Re:	The Talbots, Inc. Registration Statement on Form S-4 Filed March 1, 2010 File No. 333-165111

BPW Acquisition Corporation Schedule TO-T filed March 1, 2010 by The Talbots, Inc. SEC File No. 005-83864

Dear Mr. Duchovny:

On behalf of our client, The Talbots, Inc. (“Talbots” ), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 10, 2010, with respect to the registration statement on Form S-4 filed with the Commission on March 1, 2010 (SEC File No. 333-165111) (the “Form S-4”) and the Schedule TO-T filed with the Commission on March 1, 2010, as amended (SEC File No. 005-83864) (the “Schedule TO”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form S-4, and Amendment No. 2 to the Schedule TO, and we have enclosed five courtesy copies of such Amendment No. 1 to the Form S-4 marked to reflect changes from the Form S-4.

In this letter, each of the Staff’s comments is indicated in italics, followed by Talbots’ responses thereto. Page number references in the responses below are to the marked copies of Amendment No. 1 to the Form S-4.

Form S-4

Cover Page

1.	We note the description of the formulas to be used to determine the consideration to be paid to tendering security holders here and throughout the registration statement. Please revise your disclosure to provide the actual exchange ratios and a table illustrating how the exchange ratio would change given different Talbots’ stock prices. With respect to the second formula for the common stock exchange ratio, please confirm that you will (and how you will) disclose the exchange ratio once it is known. Also, clarify whether you intended to offer similar value to security holders who receive warrants and those who receive common stock. Finally, disclose the actual exercise price of the Talbot warrants.

In response to the Staff’s comment, we have revised the disclosure on page 39 of Amendment No. 1 to the Form S-4 filing to provide a table illustrating how the exchange ratio would change given different Talbots stock prices.

We advise the Staff that Talbots will disclose the exchange ratio once it is known by issuing a press release to be filed on Form 8-K and also by an amendment to the Schedule TO.

We advise the Staff that we intended to offer similar value to security holders who receive warrants and those who receive common stock.

We advise the Staff that the exercise price of the Talbots warrants will be either (i) $14.85, which is the product of 1.30 and the average Talbots price of $11.4175 (which is the volume weighted average price of Talbots common stock on the New York Stock Exchange for the 15 consecutive trading days immediately preceding the fifth trading day prior to the date of the special meeting of BPW stockholders to approve the merger), or (ii) if the Talbots common stock exchange ratio is calculated using the Talbots closing average, the exercise price of the Talbots warrants will be the product of 1.30 and the Talbots closing average (which is the average of the daily volume weighted average prices per share (calculated to the nearest one-hundredth of one cent) of shares of Talbots common stock, on the New York Stock Exchange over the 5 consecutive trading days immediately preceding the date of completion of the merger), subject to a maximum initial exercise price of $14.85 and a minimum exercise price of $11.05. We have disclosed the foregoing in the Form S-4. The result of the foregoing calculation will be determinable on the trading day immediately prior to the completion of the merger. Once determined, we intend to promptly disclose the result of the exercise price calculation by issuing a press release to be filed on Form 8-K and also by an amendment to the Schedule TO.

Questions and Answers page 1

2.	We note that PWPA and the non-sponsor founders have agreed to tender all of their warrants (and, in the case of PWPA, those held by BNYH) in exchange for Talbots common stock, without being subject to proration to account for the stock and warrant caps. Please tell us how these agreements comply with the provisions of Rule 14d-10(a).

Under the applicable agreements with Talbots, including the Sponsors Agreement, PWPA and the non-sponsor founders have agreed to make an election to receive Talbots common stock in exchange for their warrants. However, such agreements do not exempt such elections from being subject to the proration procedures described in the Form S-4 and the related letter of election and transmittal.

We have revised the disclosure throughout the Form S-4 to reflect the fact that PWPA and the non-sponsor founders are subject to proration in the same manner as the public warrantholders.

3.	We note that the tender offer is being conducted pursuant to an agreement between, among others, Talbots and BPW. Please provide us with your detailed legal analysis of why you believe BPW is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

We respectfully advise the Staff that each of Talbots and BPW is an independent, publicly traded entity. Neither BPW nor any of its affiliates exercises any control over Talbots’ actions nor, to our knowledge, owns any shares of Talbots common stock. The warrant exchange offer by Talbots is being conducted pursuant to a merger agreement (and pursuant to no other agreement) that provides for the acquisition of BPW by Talbots. The merger agreement was negotiated at arms’ length by BPW and Talbots. The Talbots warrant exchange offer is analogous to a tender offer launched by an acquiror following the arms-length negotiation of, and entry into, a merger agreement providing for the acquisition of the target by the acquiror. In such instances, the target company is not deemed to be a bidder solely on the basis of being a party to the merger agreement which contemplates the acquisition by means of a tender offer.

Further, we note that the guidance set forth in the referenced Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000) (the “Guidance”) appears to pertain principally to shell bidder entities formed by a parent company and whether the “real bidder” or a “co-bidder” is improperly hiding behind some other entity. We do not believe that scenario is applicable to the instant transaction. A brief consideration of each of the relevant factors listed in the Guidance supports this fact:

•	BPW did not play a significant role in initiating, structuring, and negotiating the exchange offer, except to the extent it was negotiating on behalf of the selling stockholders as occurs between any buyer and seller,

•	BPW is not acting together with Talbots, did not agree in the merger agreement that it would recommend that the warrant holders tender their warrants to Talbots, and in fact expressly disclaims any such recommendation in its Schedule 14D-9 filed March 10, 2009,

•	BPW does not control the terms of the exchange offer; BPW’s only input was the negotiation of the merger agreement terms on behalf of the tendering warrant holders before signing,

•	BPW is not providing any financing for the exchange offer, or playing a primary role in obtaining financing, as the sole forms of consideration in the warrant exchange offer are Talbots common stock and Talbots warrants,

•	BPW does not, directly or indirectly, control Talbots or have any material relationships (or, to our knowledge, any relationships) other than the agreements, including the merger agreement, relating to the acquisition of BPW by Talbots,

•	no nominal bidder was formed or caused to be formed by BPW, and

•	BPW will not beneficially own the securities purchased by Talbots in the exchange offer, instead BPW will become a wholly-owned subsidiary of Talbots as is commonly the case in any acquisition through a subsidiary merger.

Summary page 5

4.	We note in the section captioned “Purpose of the Offer” that non-tendering warrant holders will have their warrants converted into warrants to purchase the number of shares of Talbots common stock that such holder would have received in the merger had the warrants been converted to BPW shares immediately prior to the completion of the merger. Please quantify the number of warrants such a holder would have received in this case and compare it with the consideration a holder could receive by participating in the tender offer instead.

In response to the Staff’s comment, we have revised the disclosure on pages 6 and 46 of Amendment No. 1 to the Form S-4 filing.

5.	We refer to the last paragraph of the section captioned “Conditions that Must Be Satisfied . . .” (page 6). In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances (including action or inaction by Talbots) giving rise to such conditions . . .” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

In response to the Staff’s comment, we have revised the disclosure on pages 7 and 48 of Amendment No. 1 to the Form S-4 filing.

6.	We note in the last sentence of the same section that you state you may assert a condition “at any time and from time to time.” Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure and all similar disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

In response to the Staff’s comment, we have revised the disclosure on pages 7, 40, and 48 of Amendment No. 1 to the Form S-4 filing.

7.	Please revise the disclosure in the first paragraph of page 8 (and all similar disclosure) to state that you will exchange the Talbot securities for BPW warrants promptly rather than “as soon as practicable . . .”

In response to the Staff’s comment, we have revised the disclosure on pages 8, 40, and 42 of Amendment No. 1 to the Form S-4 filing.

Selected Historical Financial of Talbots, page 11

8.	Please disclose the information required by item 1010(c)(4) and (6) of Regulation M-A in the appropriate locations.

In response to the Staff’s comment, we have revised the disclosure on pages 12 and 16 of Amendment No. 1 to the Form S-4 filing and have included a new exhibit 12.01 to the Form S-4 filing and have included a new exhibit 12.01 to the Form S-4 filing.

Cautionary Note Regarding Forward-Looking Statements, page 26

9.	We note your statement that you and BPW disclaim any obligation to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

In response to the Staff’s comment, we have revised the disclosure on page 28 of Amendment No. 1 to the Form S-4 filing to clarify that the prospectus/offer to exchange will be updated to the extent required by law.

Conditions of the Offer — Page 45

10.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

In response to the Staff’s comment, Talbots hereby confirms its understanding that, depending on the materiality of the waived condition and the number of days remaining in the offer, Talbots may be required to extend the offer and recirculate new disclosure to security holders and may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

11.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

In response to the Staff’s comment, Talbots hereby confirms its understanding that, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, Talbots should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Certain Relationships with BPW, page 51

12.	Please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

In response to the Staff’s comment, we have revised the disclosure on page 53 of Amendment No. 1 to the Form S-4 filing.

Where You Can Find More Information, page 9

13.	While we recognize that any documents you files pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

In response to the Staff’s comment, Talbots confirms that it will amend the Schedule TO to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4.

*****

In providing the above responses, and in response to the Staff’s request, we have been authorized to, and do hereby acknowledge on behalf of Talbots that:

•	Talbots is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Talbots may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Ivan J. Presant at (212) 259-7405.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Morton A. Pierce
Morton A. Pierce
Enclosures

cc:	Richard T. O’Connell, Jr., The Talbots, Inc.
Matthew M. Guest, Esq., Wachtell, Lipton, Rosen & Katz
Bruce Mendelsohn, Esq., Akin Gump Strauss Hauer & Feld LLP
Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP